Filed by Banknorth Group, Inc.
(Commission File No. 001-31251)

Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CCBT Financial Companies, Inc.
(Commission File No. 000-25381)

      The following is a transcript of a conference call on December 9, 2003 concerning Banknorth Group, Inc.’s agreement to acquire CCBT Financial Companies, Inc., the audio replay of which is available on Banknorth’s website.

FINAL TRANSCRIPT

BNK — Banknorth Group, Inc. Acquires CCBT Financial Companies, Inc.

CORPORATE PARTICIPANTS

William Ryan
Banknorth Group, Inc. — Chairman of the Board, President, CEO

Peter Verrill
Banknorth Group, Inc. — COO, Sr. Exec. Vice President

Steve Boyle
Banknorth Group, Inc. — CFO

John Fridlington
Banknorth Group, Inc. — Exec. Vice President, Chief Lending Officer

CONFERENCE CALL PARTICIPANTS

Mark Fitzgibbon
Sandler O’Neill — Analyst

Greg Redford
Analyst

Laurie Hunsicker
Friedman, Billings, Ramsey — Analyst

Ethan Zindler
Cape Cod Times — Analyst

Karen Lamark
Merrill Lynch — Analyst

Sam Saba
Quatro — Analyst

Frank Barkocy
Keefe Managers — Analyst

Bartley Parker
RBC Capital Markets — Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Banknorth Group, Incorporated conference call. My name is Kelera (ph), and I will be your coordinator for today. At this time, all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of this conference. If you require assistance, (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, William J. Ryan, Chairman, President and Chief Executive Officer. Please proceed, sir.

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

Thank you, all of you who are on the call with us. We are here this morning to tell you that Banknorth has at 8:30 this morning announced the acquisition of Cape Cod Bank & Trust. It’s a franchise that really has what we think is strong potential earnings as we look at the next couple of years. I think may of you would agree with me, the demographics of Cape Cod are just terrific in terms of us wanting to grow south of Boston. So this fits in enormously with our plans that we have shared with you over the last year or so.

And again, this is a company that I would characterize as our sweet spot. It is a company of 1.4 billion in assets — high asset quality, very strong, low core deposit base. It’s what we have been doing well over the last ten years. Expanding the franchise south of Boston, I couldn’t think of a better place to do that than Cape Cod. So that is really going to be very positive for us. It is accretive to our 2004 earnings on a GAAP and EPS basis, and we will get into that — our financial people will get into that a little bit later in the transaction review.

It is accretive to tangible book value, which is always positive. We haven’t had a transaction in a while that has been accretive to tangible book value — this is an all-stock deal. And again, asset quality poses no risk for us in terms of how they handle their credits. They do a very, very good job.

Really, when you look at it, our growth in Massachusetts and Connecticut continues with this transaction, and really, Cape Cod Bank & Trust is exactly the type of acquisition that we have done over the last 10 years, and I can’t stress to you more that our due diligence was very solid — I will get into that in a minute — and tells us that this is a perfect fit for our growth.

Again, as you will look at it in the footprint, the bulk of their 23, 24 branches are on the Cape. There are a few branches just off of the Cape, but it really makes us the number two bank on Cape Cod, which is always good for us. As you know, we would like to be in the top three of the areas we are in, and historically we have been that way. When we are not in the top three, we started a smaller franchise and then grow it.

I also have to tell you — and it’s a comment we have made in the last couple of weeks — we can’t steal Fleet customers away from Bank of America if we are not there. So being on the Cape and in a position we are in, again it allows us to continue the growth of our franchise. And over the next two years, it will certainly allow us to take advantage of the Fleet Bank of America

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FINAL TRANSCRIPT

BNK — Banknorth Group, Inc. Acquires CCBT Financial Companies, Inc.

consolidation. No doubt they will do it very well, but we are getting better positioned by this transaction to take advantage of that.

I also have to say on the other side of the equation is, I can’t think of a better banking franchise than ours in New England. When you look at the geography we will add with Cape Cod, it tells you that we are probably more appealing than ever in that — when you look at our franchise throughout New England. This does not hurt the appeal of our Company through outside sources; this probably, being on the Cape, enhances that. And we are not feeling badly about that. We think it is good.

It is a small transaction compared to our Company’s size at 1.4 billion, so there is not a lot of risk to this transaction. We have the same team for 10 years doing these transactions for us, so it is not as if we have big integration risk with this company. And it’s even less integration risk because again, solid asset quality makes it easiable (ph). It is a very manageable size deal, and again, it should go in a very, very nice way.

The pro forma for the company, again, I won’t get into the specifics of the numbers on page 5 of those of you who have the presentation. But the pro forma shows you the consistent approach of growing our assets in Massachusetts and Connecticut. They are now going to grow by a few more percentage point in Massachusetts, from 38 to 40 percent, and it’s really nice to continue to grow in those markets that we have identified as the best markets for us to grow in the next few years. And added to that, the Fleet Bank of America acquisition makes it even more important to be in those markets.

When you look at page 6, again, a really great model. Simply Free checking, we open up 200,000 Simply Free checking accounts every year. It is a huge product for us. It is our lead product. And Cape Cod Bank & Trust does not offer Simply Free checking. You can see the model we will put into Cape Cod Bank & Trust that will allow them to add a number of retail accounts in the near future. Cape Cod is an area of small business lending. Cape Cod Bank & Trust has done that well. We will just enhance that by putting our products and services in place. We will add consumer lending on the home equity and indirect auto side, and asset-based lending and leasing are new services that obviously the lenders who do a good job down there will be able to do an even better job.

We have a very sophisticated cash management system we will add to Cape Cod Bank & Trust. And obviously, the merchant credit card processing business is huge in the Cape. You think of it just being huge in the summertime through all the people coming down there, but that season has been extended from the spring to the late fall. So again, it is a huge business for us. We have over 12,000 merchants, and we can’t wait to get to Cape to add more of those merchants. Cape Cod Bank & Trust sold this business a few years ago because they weren’t of a size or substance, they thought, to compete. No doubt a good decision by them, but right now, we’re going to put them back in this business in a big way.

Cost savings are very straightforward. We will have — we’ve got assumptions of 25 percent of the cost savings in our model. As you know, we have historically done 25 to 28 to 30. Some of you may say, well, there is no branch overlaps; how are you going to get those cost savings? If you look at it, out efficiency ratio runs at about 51 percent; Cape Cod Bank & Trust has a 74 percent efficiency ratio. So I think you can see that we can take some steps to bring their efficiency ratio down to ours. We don’t need to have branch overlaps to get that with an efficiency ratio of 74 percent.

Again, this is an accretive transaction to GAAP, and cash earnings per share on a very conservative way. We have no benefit from the income enhancements of more Simply Free checking customers, more merchant credit card business, more lending businesses. We want to pleasantly surprise you in the future, so we have had a conservative number put in there, and we will get into that in a minute. Internal rate of return in excess of 20 percent, and again, a very low execution risk for the reasons of a good bank with good numbers and our integration team having worked with us for 10 years now.

With that, let me get more specific and ask Peter Verrill, who is our Chief Operating Officer, to give you the summary of this transaction. And then after that, Peter will ask Steve Boyle to get involved in the some of the due diligence. And I want to comment before I turn it over to Peter, our due diligence team has identified several things that the Cape Cod Bank & Trust were starting to implement that we think we can accelerate on. And those are going to be key components that you will see how this transaction is going to be very successful for us. But we will save that for a little bit later. Peter, could you now review the transaction summary with the group on the telephone, please?

Peter Verrill - Banknorth Group, Inc. — COO, Sr. Exec. Vice President

Thank you, Bill. I’d be glad to. In terms of the transaction, it is an all-stock deal, based on the closing price of $32.30 for

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FINAL TRANSCRIPT

BNK — Banknorth Group, Inc. Acquires CCBT Financial Companies, Inc.

Banknorth last Friday when the transaction was settled. It equates to $35 per share for each of the Cape Cod Bank & Trust shares outstanding. Total aggregate value of just under $300 million. The exchange ratio will be a fixed exchange ratio such that Cape Cod Bank & Trust will receive 1.084 shares of Banknorth for each share of Cape Cod outstanding.

Total shares to be issued will be about 9.5 million shares. The agreement, the definitive agreement, will call — does call for a cash breakup fee of $12 million, which is approximately 4 percent of the transaction value. As Bill indicated, we have estimated 25 percent operating expenses. Their expense base in 2004 is estimated to be about $48 million. So you can see that for every additional 5 percent of cost saves that we could get, that would be almost another $2.5 million of savings. Estimated one-time merger charges are $15 million on an after-tax basis, which is 5 percent of the transaction value. I think very much in line.

The balance sheet restructuring that Bill had referred to is something that Cape Cod Bank & Trust has begun to implement, and as Bill indicated, I think we will be in a position to accelerate that restructuring and to make their securities portfolio a lot better return on that. And we will get into more detail in a moment on that. And the agreement also calls for John Drew, who currently is the Chairman of Cape Cod Bank & Trust, to be on the Banknorth Board as well, and we look forward very much to his participation at the Board level.

In terms of some of the multiples, price to 9/30 book value is 259 percent. Price to 9/30 tangible book value is 272 percent. As you can see, they have very little intangible assets on their books. Deposit premium, 18.5 percent, and is in very much in line, and I think very similar to recently announced deals at 18.5 percent. Core deposit premium, which excludes their CDs over $100,000 at 19.3 percent. The price to 2004 estimated earnings per share of 23.3 times, I would just like to comment on that quickly. They only have one company who follows and makes estimates for them. That estimate is $1.50, and based on some of the details that we will get into in a moment, we believe that the $1.50 is quite a bit low, and that we should be able to get them up to in excess of $2 per share, which is historically where they have been earning over the last several years, anyway. And it’s, I think, a fairly straightforward and simple exercise to get them to that. And we will explain that in more detail in a moment.

On a pro forma basis, Cape Cod will own 5.3 percent of the stock. I would make one other comment on the market premium — the market premium as of the close of Cape Cod’s price yesterday is about 38 percent. I think that although that appears a little bit high, I think that is reflective of the fact that there really wasn’t any takeover premium in Cape Cod’s stock price, and therefore that is why the premium is a little bit higher.

Expected shareholder approval would be in the first quarter of next year. Banknorth does not need any approval, but Cape Cod will need shareholder approval. Expected closing after all regulatory applications have been filed and approved will be the second quarter of ‘04, and we would expect that the systems conversion would take place quickly thereafter, either the end of the second quarter or early in the third quarter of ‘04. And as Bill mentioned, this is a fairly straightforward integration and one that we feel very comfortable with and very familiar with and don’t estimate any problems in terms of the conversion activity.

The next couple pages are some maps that show their franchise and our franchise together. And as Bill mentioned, we are extremely excited about getting into the Cape Cod area. It extends our footprint into a very attractive market. We will have the second-largest market share in the Barnstable-Yarmouth MSA area, behind Cape Cod Five Cent Savings Bank, and the ability, as Bill mentioned, to really attack the Fleet deposits, which are in excess of $600 million in this market area. So we are going to be in a position now to be able to hopefully steal some of that market share. And also — and I will show you in a moment — it does solidify our deposit market share in all of Massachusetts in the number four position.

Going on to Page 12, some of the market characteristics. Some of the reasons why we are excited about getting into the Cape Cod area are that in terms of projected growth and number of households, projected population growth and projected median household income growth, this market of Cape Cod is growing a lot faster than the rest of Massachusetts — in some cases double or three times the growth rate. So that is one of the reasons we are extremely excited about getting into the Cape Cod market area.

In terms of market presence, as I mentioned, we will have the second-largest market share in the Cape, of about 17.6 percent, behind Cape Cod Five-Cent Savings Bank of 20.66 percent, but ahead of Citizens Bank and Fleet and Seacoast (ph). And in Massachusetts, it does solidify our market share at almost 5 percent of the market now in Massachusetts, gaining ground on the top three, as well.

Summary financial overview, as Bill mentioned, it is a transaction of about $1.4 billion in size. And when we take a look at the

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FINAL TRANSCRIPT

BNK — Banknorth Group, Inc. Acquires CCBT Financial Companies, Inc.

recently announced acquisitions of First & Ocean and Foxboro and combine them with Cape Cod, at pro forma at close, which we are estimating to be June 30, ‘04, we will be just under $29 billion in asset size, a little over $17 billion in loans, $20 billion in deposits, and almost $3 billion in shareholders’ equity.

Book value per share is estimated to increase from 15.32 currently to $17.40, a nice increase. Tangible book value is also estimated to increase from 8.32 to $9.03 on a pro forma basis. All of our capital ratios are very strong and will continue to be very strong. Leverage ratio will increase by about 23 basis points, up to 677. Tangible equity ratio will also increase up to 565, and our total risk-based ratio will increase a little bit to 1130. So the capital ratios will continue to be very strong, obviously improving as we are able to retain our strong earnings growth, as well. Asset quality numbers, as Bill mentioned, are very, very strong. In fact, they become a little bit stronger with the addition of the three banks that we recently announced.

Bill had mentioned the deposit base — very low-cost core deposit base. In fact, Cape Cod has perhaps even a stronger deposit base than Banknorth. But overall, we are going to remain a very strong core deposit with demand deposits being about 20 percent of our deposits and CDs being only 27 percent. So our core deposits will be about 73 percent of total deposits. And our cost of funds will actually come down about a basis point from 1.01 percent to 1 percent. So a very strong addition to our funding and liquidity needs. On the loan side of the balance sheet, Cape Cod Bank & Trust has a very high ratio of commercial-related loans, residential loans and commercial real estate consumering (ph). C&IR (ph) will not see significant change as a result of this, so you can see they are very much like Banknorth in their loan diversification, as well.

Page 17 gets into some of the asset quality numbers. Again, all of the three acquisitions that we’ve recently announced have very strong asset quality numbers; in fact, Foxboro (ph) and Sea (ph) have no nonperforming loans. So you’re going to see continued very strong asset quality ratios. Reserves and nonperforming loans will actually increase to 356 percent; nonperforming ratios will come down a little bit. So we are very excited about bringing on this strong company.

I would like to ask Steve Boyle, our CFO, if he could talk a little bit about the strategy of restructuring their investment portfolio. I would like to emphasize, however, that this is something that Cape Cod Bank & Trust has already begun to do, but with our ability due to our increased size and purchase accounting, we are able to accelerate this process and bring some increased profitability immediately to the combination of Cape Cod Bank & Trust and Banknorth. So at this point, Steve, would you mind taking a few moments and explaining some of the details?

Steve Boyle - Banknorth Group, Inc. — CFO

Thanks, Peter. I think the key to this transaction really is understanding the Cape Cod results and what has happened to them over the last couple of years. As Bill mentioned, over the last three or four years, Cape Cod has consistently reported over $2 a share in earnings per share. But for 2003, the reported earnings are only expected to be 95 cents. For 2004, they are projected to be $1.50.

If you look at 2003, there were several unusual items in the numbers. Almost every bank in Massachusetts had a rate (ph) settlement with the state of Massachusetts; that hurt them about 27 cents. They’ve been taking a look at their own cost structure and realized that they had some supermarket branches that really weren’t key to holding their deposits in Cape Cod, and they closed those branches. They recognized some impairment on securities and some losses on securities during the year. That hurt them about 13 cents. So the real run rate for 2003 we feel is about $1.42. So when you look at the $1.50 estimate for next year, that would show just a 5 or 6 percent growth rate, which we and they both feel we could easily do from normal core operation, really include any benefits of a securities restructuring.

If you flip to the next page, I think you will see that a restructuring of the balance sheet is really pretty straightforward. We went in and we looked at Cape Cod, and like ourselves, they had a little bit higher percentage of securities to assets than we would like to see. They also had invested in certain classes of securities that are not similar to what we’ve done. So what we’re proposing is really just to pay off their Home Loan Bank borrowings of about 163 million to delever their securities portfolio by selling their CMOs and their mortgage-backed securities. And just by doing this simple action, we will add about $8.3 million pretax to next year’s earnings. That equates to about 66 cents a share in Cape Cod earnings per share.

As you can see, we’ve got some numbers here that are based upon the latest 10-Q, the 9/30 10-Q. Some of the securities that they have bought, due to premiums and having interest-only securities, actually had a negative yield in the third quarter. So replacing those with current coupon securities like the kind that we would buy at 4 or 4.25 would have a significant lift, and even deleveraging them gives you a very significant lift. We feel very comfortable that after the deleveraging transaction that the

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FINAL TRANSCRIPT

BNK — Banknorth Group, Inc. Acquires CCBT Financial Companies, Inc.

asset liability management situation at Cape Cod would be well-balanced. Currently, they are fairly significant asset-sensitive. We prefer not to make any bets on rates.

So you add that 66 cents to the $1.50 estimate and you’re at $2.16. On the next page, you will see that that makes this a very significantly accretive transaction for us. Although Cape Cod is not significant in size relative to Banknorth, in the six-month period that we anticipate them being a part of Banknorth, they would add a full cent earnings per share to our numbers, taking us from the $2.37 consensus to $2.38. The deal is similarly accretive in 2005. The rounding makes it look like it is just one cent accretive, but it’s actually 1.8 cent accretive in 2005, which we feel very, very good about.

Likewise, on the next page you can see that the earnings — that it would be 2 cents accretive to cash earnings, both in 2004 and 2005. And you can also see that the cash return on assets and cash return on equity as well as the GAAP ratios are essentially intact. So we feel very, very good about the economics of this transaction. And we see it as a tremendous opportunity for us to improve our earnings on a going-forward basis. I’ll turn it back to Bill.

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

Steve, thank you. Before (ph) and let me do a summary for you and then we will take any questions. Consider what we’ve just accomplished here today with this announcement. Lower deposit costs than even our company has taking us to 1 percent deposit costs. I think you would agree with me, a great geography when you look at Massachusetts being on the Cape. Obvious potential in bringing in new products, starting with Simply Free checking. Obviously, because of us being a bigger company, we can help them restructure the balance sheet that they were working on already. Certainly they could do this on their own; it would just take a longer period of time. Now with us getting involved, this will happen a lot sooner, only because of our experienced due diligence team over the last 10 years having been in place, being able to go in and due (ph) diligence and identify these kinds of issues and being able to help the people of Cape Cod Bank & Trust to identify how we can move it forth even better.

Then you’ll look at the financial ratios that in almost every case, our financial ratios get better as we have completed Cape Cod Bank & Trust and Foxboro and First & Oceans. So I hope you would agree with me that we are extending our geography, we are doing it in a safe way, we are making our Company more appealing than ever before. We are able to show and identify products and services we can add that make a lot of sense, and we are really not taking any risks as we look at moving our Company forward in the geographies of Massachusetts.

So we are really ecstatic about being able to complete this, and we hope you agree with us that this is just going to make our Company even better in the next year or two. With that, let me end our presentation on a formal basis and I have my staff here with me, and let me now open it up for any questions that any of you may have. So we will be very interested in taking any questions you might have.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Mark Fitzgibbon with Sandler O’Neill.

Mark Fitzgibbon - Sandler O’Neill — Analyst

Bill, first off, I wondered if you worry at all that your people will be distracted with acquisitions at a time when, arguably, they should be most focused on capitalizing on the Fleet-Bank of America missteps.

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

Two points, Mark. I think we can do both. I think we have to run parallel. We can acquire some companies, and we can also take customers from Fleet. The other point, which as I made earlier, we cannot take Fleet customers away from Fleet if we don’t have branches in that area. And to think of us now having 23 locations on the Cape is just a great opportunity over the next few years. So, if we sit on the sidelines and don’t expand our branch network, we won’t have as much success stealing customers from Fleet. So I think if I had a new team in place, it might be hard for us to do both, but I think you would agree this has been an experienced team acquiring banks for ten years, so I think our job has to be to do both. I think we would be remiss to our shareholders in just going after one side of the equation.

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FINAL TRANSCRIPT

BNK — Banknorth Group, Inc. Acquires CCBT Financial Companies, Inc.

Mark Fitzgibbon - Sandler O’Neill — Analyst

I’m wondering if you’re thinking about de novo branching in Norfork, Bristol and Plymouth County, given that you kind of have a whole (ph) south of Boston there.

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

I think problem, Mark — I think I will be at later date. But as you know, de novo branching takes a long period of time. And if we can acquire companies, we will have better success quicker. But building branches, starting with a zero base in the branches in locations that are probably secondary locations probably doesn’t make us feel good. So I think the one strategy we will put on hold, because I think it would be adding too much, would be de novo branching in the near future.

Operator

Greg Redford (ph) with (indiscernible) Financial.

Greg Redford Analyst

I’m wondering if you could explain what it is about the scale of your organization that allows you to accelerate restructuring the balance sheet.

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

Let me ask Steve Boyle to get into why we can accelerate it versus them doing it on their own. Obviously, part of it is being part of a bigger company, this is a transaction that occurred quicker and it wouldn’t create enormous problems that you would have in a small portfolio as they have. And we have more sources to move things in and out that they probably have, too. But let me ask Steve to comment on that if he would.

Steve Boyle - Banknorth Group, Inc. — CFO

I think the primary factor is that in purchase accounting, both sides of the balance sheet will be marked to market. So we will be able to pay off those Home Loan Bank borrowings that are well underwater now without recognizing a loss. If Cape Cod were to execute that same strategy today, they would have to recognize a significant loss on the results.

Greg Redford Analyst

One follow-up question. In terms of the deal, the 1.084 shares. Are there any collars or anything associated with that, or is that just fixed?

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

No, there’s no collars. It’s a fixed exchange.

Steve Boyle - Banknorth Group, Inc. — CFO

That’s correct.

Operator

Laurie Hunsicker with FBR.

Laurie Hunsicker - Friedman, Billings, Ramsey — Analyst

Just a couple things, just to kind of further expand the question Mark asked you. As we are looking at the map, there is kind of a hole in Plymouth and Bristol. You said no more de novo branching. Would it be fair to assume then that you are looking at acquisitions in that area?

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

We could never comment on that Laurie, as you know. I don’t want to say anything that would mislead people at all. I think my comment would be, we are always looking, Laurie. We are focused on completing the ones we’re doing now. But I think you would agree that we’ve always been very inquisitive and will continue to look.

Laurie Hunsicker - Friedman, Billings, Ramsey — Analyst

As you look to extend your geography, what are your areas of focus, if you would?

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FINAL TRANSCRIPT

BNK — Banknorth Group, Inc. Acquires CCBT Financial Companies, Inc.

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

Hasn’t changed, Laurie. We’ve consistently said that we want to look at south of Boston, Connecticut and upstate New York. And those would be the three areas we will continue to look at.

Laurie Hunsicker - Friedman, Billings, Ramsey — Analyst

From the standpoint of — again, you said at June 30 you will be close to 30 billion. Where do you see yourself a year after that, two years after that, in terms of just acquisitions?

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

I have said to all of you in the past that I thought — a year ago, I said we could be a 30 to $40 billion bank in the next two to three years. I certainly will revise that on our call today to say that I am very comfortable we will be a $40 billion bank within two years.

Laurie Hunsicker - Friedman, Billings, Ramsey — Analyst

Just two more questions. If you could just comment — you talked, obviously, a lot about the securities restructuring, which was great. Just in terms of lending, specifically in the commercial real estate side, Cape Cod is a bit different in that many of their B&Bs, hotels and restaurants and so forth, they are kind of nine-month or six-month businesses. Are you going to continue to emphasize that? Do you deemphasize commercial real estate loans? I guess what is your thought on that?

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

Let me ask John Fridlington to just spend a minute with you. But it really isn’t different, Laurie, than — as you know, tourism is a big part of Maine, New Hampshire and Vermont, like it is of Cape Cod. So that tourism effect, we have a lot of experience and background on that, and I think we feel very comfortable with the Cape Cod portfolio, because it is really very similar to our portfolios in other states. They have done a very good job in underwriting that. We think they have got some really superior loan officers down there. So I think we feel comfortable. We are not going to accelerate that business. I think they’ve done a good job. But we’re certainly not going to decelerate it either. Let me ask John to make a few comments on the commercial real estate side.

John Fridlington - Banknorth Group, Inc. — Exec. Vice President, Chief Lending Officer

Laurie, Bill hit the highlights, but I would say that they have done an extremely good job recognizing the risks in a seasonal portfolio. They underwrite their credits very solidly, and deal with those entities that have good, solid strength in management that is reflected in their portfolio delinquency numbers and nonperformers, which are really de minimus in size. And a lot of those entities have come through a pretty tough period of time on the industry as a whole, and their portfolio has held up extremely well. So from that perspective, good portfolio, good lenders and so forth.

And then I would also add that the average-sized credit in that bank is about 250 to 300,000; ours is in the 750 to 800,000. So again, very consistent in the types of businesses they lend to, the sizes and how they structure. So just to reemphasize what Bill said, good portfolio, good quality, good lenders, and really was a very nice fit as we went through the due diligence process.

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

We were very impressed with their lending philosophy and how they lend money.

Laurie Hunsicker - Friedman, Billings, Ramsey — Analyst

One last question. The one-time charges that you are actually going to expense versus capitalized, do you have that for all three of the transactions?

Peter Verrill - Banknorth Group, Inc. — COO, Sr. Exec. Vice President

I don’t have that for all three transactions, but when we do, we will give you a call and let you know what that is.

Operator

Ethan Zindler with Cape Cod Times.

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FINAL TRANSCRIPT

BNK — Banknorth Group, Inc. Acquires CCBT Financial Companies, Inc.

Ethan Zindler - Cape Cod Times — Analyst

Greetings and welcome to Cape Cod. Quick question for you guys. Given there is no branch overlap between what you have currently and down here and you’re talking about it sounds like a pretty significant cost savings. Are layoffs in store for local workers here?

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

Certainly — we have not identified it yet, but certainly there will be some job interruptions there. Generally what we have done is the operation and back-office people would be the ones potentially at risk, Ethan. But all the lenders and branch people stay in place. So I don’t see a large layoff potential. We haven’t identified the number yet. There certainly will be some layoffs probably in the operations areas.

Ethan Zindler - Cape Cod Times — Analyst

Thanks.

Operator

Karen Lamark with Merrill Lynch.

Karen Lamark - Merrill Lynch — Analyst

Question about the earnings you gave us, just trying to reconcile the numbers a little bit here. You stated that adjusting for several unusual items, you figured the run rate would be around 1.42 in 2003, but also said that the bank had historically earned about $2 a share. What is the delta between the 1.42 and $2, just in terms of what are the factors that got them back down to that 1.42 run rate?

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

Let me ask Steve Boyle if he could share those with you.

Steve Boyle - Banknorth Group, Inc. — CFO

It was really the decline in their net interest margin, which occurred, I think, as a result of their asset sensitivity, as well as some of the securities investments that they made.

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

So it’s really their balance sheet that they were looking at today and the margin compression that all of us have had. They have also had a good expense base increase in the last few years as they’ve expanded their bank into financial services and there are certainly going to be some rewards coming down the road on that. They haven’t seen the rewards yet. So you might say the timing of our transaction is beneficial to us as we move forward and take advantage of the hard work they’ve done over the last two years in setting up their company for the future.

Karen Lamark - Merrill Lynch — Analyst

Thank you.

Operator

Sam Saba (ph) with Quatro (ph).

Sam Saba - Quatro — Analyst

Hi. It is (indiscernible) and Sam Saba. I was wondering if you could comment on the process in which both parties engaged in arriving at the decision to go through this transactions, the durations of the discussions and any due diligence, how long it took, and how confident you feel about the process in general.

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

As you probably know, Sam, I’ve known most of the key people at banking companies in New England now for years. So our normal process is to meet with them periodically over dinner — that’s happened over the period of the last several months with Cape Cod Bank & Trust — talked to them about their strategies for the future, share with them our strategies. At some point in the last few months, it was decided that the both of us had a common goal. Our goal was to expand our community bank franchise in New England. I think at some point — I can’t speak for Cape Cod Bank & Trust, but they thought that that expansion of their company could come better being part of our company than anybody else. Investment bankers were hired at that point to see of the value of the company could be identified that was comfortable for them and comfortable for us.

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FINAL TRANSCRIPT

BNK — Banknorth Group, Inc. Acquires CCBT Financial Companies, Inc.

In the last month, obviously, we’ve worked very hard and have (ph) our diligence teams go into the Company and identify these kinds of events that would make their earnings go from an estimate of $1.50 to $2.16. We felt comfortable after doing due diligence twice, two different periods of time, both of those due diligence periods were a day or two each — we would have a staff of our people there. We did identify these issues, felt comfortable that the 2.16 was a good number for us moving forth, and then finalized the transaction on Friday evening.

So it was the normal process of several months of talk and conversation that are very intense, due diligence period, investment bankers spending a lot of time comparing notes, to a completion of the transaction on Friday.

Sam Saba - Quatro — Analyst

Are there any performance-related conditions or requirements in the merger agreement beyond the sort of standard (indiscernible) reverse change (ph) clause?

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

It is very standard, and there is nothing — there is no performance related procedures.

Sam Saba - Quatro — Analyst

Thank you and congratulations.

Operator

Richard Bussier (ph) from Cape Cod Bank & Trust.

Operator

Frank Barkocy with Keefe Managers.

Frank Barkocy - Keefe Managers — Analyst

Bill, when the Bank America-Fleet announcement took place, you suggested that there were good opportunities to take advantage of the Fleet disruptions, but you felt that over time, that Bank America would be the more formidable competitor. Has this mindset permeated the thought process of many of the potential sellers in New England? Do you see a greater willingness to at least talk than we saw before because of this consideration?

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

Frank, in this case of Connecticut and Massachusetts, I think the CEOs of most of the banks in both states — and that is where Fleet has the major share — 22, 23 percent — I think a lot of CEOs are feeling that they’ve been living off of Fleet for a couple of years on the retail side and now that is going to end. So I do see an increase in conversations with people about maybe wanting to join with a bank like Sovereign, ourselves or Citizen. So I think, Frank, we will see more of that activity.

With Cape Cod Bank & Trust, that was not the case. John Drew and I had been talking for several months, and I don’t think he was influenced to any great degree by the Fleet transaction. I think there was just a sense that our companies together, working together, could make this company better. I think it was more on my side, my exuberance with thinking that we can get into a market like Cape Cod and compete with Fleet-Bank of America. I don’t think John Drew was influenced by it at all.

Operator

(OPERATOR INSTRUCTIONS) Bartley Parker with RBC Capital Markets.

Bartley Parker - RBC Capital Markets — Analyst

Could you talk about some of the organic growth opportunities that you are seeing, I think, for the quarter, or maybe if you could stretch that a little bit farther in terms of (multiple speakers)?

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

I can tell you that — let’s not just do a quarter because that’s probably not a long enough period of time. Our core deposit checking account balances have historically grown at 10 percent a year, year in and year out. And maybe there’s a quarter where it’s a little bit less, a quarter where it’s a little bit more. But we have had great growth in the last couple of years on our core deposit base. And that’s our strong advertising component, it’s our being in markets like Massachusetts and Connecticut that are stronger markets.

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FINAL TRANSCRIPT

BNK — Banknorth Group, Inc. Acquires CCBT Financial Companies, Inc.

As we now enter these markets with companies like Cape Cod Bank & Trust that weren’t offering totally free checking accounts, and as we now face the consolidation of Fleet and Bank of America, I can’t imagine that those core deposit growth numbers won’t grow to 12 to 15 percent — maybe some quarters, even higher. But on a consistent basis, I could see our core deposit numbers growing higher in that double-digit category than they’ve been growing already. And I think that will continue for probably two more years, and then after two years, I think we will face a competitor in Bank of America who will certainly have a good model to move forward, and then things may be tougher.

So our job is to find banks like Cape Cod Bank & Trust, like Foxboro Savings, like First and Ocean Bank, that need to have all these products and services available to them and then go in the communities they are in and sell more of these products and services. So I think they’ve been very happy to join us because of all these products and services we can give them. We are happy to have them because we will have success on our own, but that success will increase because of the additional markets we are in. If the Cape was not a great economic market, maybe our success would not be as strong. But Cape Cod is the fastest-growing marketplace in Massachusetts. And I can’t think of, obviously, a better place to be in.

Bartley Parker - RBC Capital Markets — Analyst

Which particular, I think, industries right now are you seeing strength in?

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

I think the strengths are in the checking accounts on the retail side, in small-business lending for loans of $5 million and smaller, and it’s municipal finance — towns and cities are going to want to bank with a local bank, and those are the real areas that I think we have great potential in. We will focus on more than that, but the focus on those three areas will be intensified by us over the next few months.

You will see a retail program called a “Day with Ray,” where people open up an account at the bank, they could win a day with Ray Bourque, who is a legend in New England from a sport’s standpoint. So you will see a number of these individual programs that will play up the fact that we are the only headquartered bank of size or substance in New England now. And I think that will play very graphically in a positive way towards our success in the next few years.

Bartley Parker - RBC Capital Markets — Analyst

I appreciate your insights.

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

All right, Bartley. Thank you.

Operator

Gentlemen, there are no further questions at this time.

William Ryan - Banknorth Group, Inc. — Chairman of the Board, President, CEO

I just have to tell you how enthusiastic I am for this transaction. I think it’s great. I think you have to focus on 16.3 times earnings when you look at the 2.16 we’ve identified. This isn’t funny money, it’s real. You can see in our presentation how this will occur. We are going into the best market in Massachusetts at a time with products and services that they haven’t been able to offer. This is a home run; we will do very well with this transaction, and I’m looking forward in future quarters in sharing it with you. Thank you all very much for being on the call. We will talk to you soon. Thank you again. Bye-bye now.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect.

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